UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

XZERES Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

984189 100
(CUSIP Number)

Paul DeBruce
411 Nichols Road, Suite 217
Kansas City, MO 64112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul DeBruce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,822,618*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,822,618*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,822,618*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.57%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
As more fully described in Item 5 below, the number of shares reported includes 5,602,946 shares of Common Stock that may be issued upon the exercise of warrants issued by the Issuer to the Reporting Person, subject to adjustment under the warrant's antidilution provisions.  In each case, the indicated voting and dispositive power with respect to the shares reported is premised on the assumption of all shares actually being issued upon the exercise of such warrants.

**
The percentage reported in row (13) is calculated based upon 72,768,897 shares of Common Stock issued and outstanding on April 3, 2015 (which number was obtained by the Reporting Person from the Issuer).

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this "Amendment") amends the reporting person's Schedule 13D filed on January 31, 2014, as amended by Amendment No. 1 thereto filed on June 25, 2014 and by Amendment No. 2 thereto filed on August 27, 2014 (as amended, the "Prior Filing") and relates to the common stock, $0.001 par value ("Common Stock"), of XZERES Corp., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive offices is 9025 SW Hillman Court, Suite 3126, Wilsonville, OR 97070.

Item 2. Identity and Background

This Amendment is being filed by the reporting person, Paul DeBruce.

(a)           The name of the reporting person is Paul DeBruce.

(b)           The business address of the reporting person is 411 Nichols Road, Suite 217, Kansas City, MO 64112.

(c)           The reporting person is a private investor.

(d)-(e)           During the last five years, the reporting person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The reporting person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

All payments made by the reporting person in the transactions referred to in item 4 below were paid out of the reporting person's personal funds.  No part of the funds used by the reporting person in such transactions were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.  See item 4 below.

Item 4. Purpose of Transaction

On April 6, 2015, in a private placement transaction, the reporting person invested $595,050 in the Issuer in exchange for the issuance to the reporting person of 3,967,000 shares of Common Stock.

On or about April 6, 2015, the reporting person determined that he, and/or an entity that he may help to form (which entity may include ownership by other affiliates of the Issuer), intends to engage in discussions with the Issuer's management, Board, other stockholders and other relevant parties, which discussions may include proposing or considering to initiate a going-private acquisition transaction with respect to the Issuer (the "Transaction").  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of shares of Common Stock, other investment opportunities available to the reporting person, market conditions and general economic and industry conditions, the reporting person may take such actions with respect to his investments in the Issuer as he deems appropriate, including a Transaction effectuated via a merger with the Issuer and/or a tender offer or other open-market or private acquisitions of additional shares of Common Stock or other securities of the Issuer by the reporting person and/or an entity that he may help to form, but may also be effectuated via a reverse stock split of the Common Stock or other securities of the Issuer.  Following such merger, controlling acquisition or other Transaction, the reporting person or other applicable party may take the Issuer private and deregister and delist the Issuer's shares.  While the reporting person presently feels that such Transaction is in the best interests of the stockholders, there are no assurances that any Transaction will be consummated and the reporting person is not under any obligation to consummate a Transaction.  If the Transaction is not consummated for any reason, the reporting person intends to continuously review the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the reporting person may, from time to time, determine to increase or decrease his ownership of Common Stock or other securities of the Issuer, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  The foregoing is intended for informational purposes only and is not a solicitation of proxies in connection with any such Transaction.

Depending on market conditions and other factors that the reporting person may deem material to his investment decisions, the reporting person may purchase additional shares of Common Stock or other securities in the open market, in privately negotiated transactions, or pursuant to the exercise of warrants or other rights granted to him.  Depending on these same factors, the reporting person may sell all or a portion of his shares of Common Stock or other securities on the open market in privately negotiated transactions.

Except as set forth in this Amendment, the reporting person has no plans or proposals which relate to or which would result in the occurrence of:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure;

(g)           Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

The plans and possible activities of the reporting person are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)           The reporting person may be deemed the beneficial owner of 20,822,618 shares of Common Stock, including 5,602,946 shares of Common Stock that may be issued upon the exercise of warrants issued by the Issuer to him, subject to adjustment under the warrant's antidilution provisions.  Based on 72,768,897 shares of Common Stock issued and outstanding on April 3, 2015 (which number was obtained by the reporting person from the Issuer), the reporting person may be deemed the beneficial owner of 26.57% of the outstanding shares of Common Stock.

(b)           Number of shares of Common Stock over which the reporting person has

(i)           sole power to vote or direct the vote:  20,822,618

(ii)           shared power to vote or direct the vote:  0

(iii)           sole power to dispose or direct the disposition of:  20,822,618

(iv)           shared power to dispose or direct the disposition of:  0

The indicated voting and dispositive power with respect to shares of Common Stock is premised on the assumption of all 5,602,946 shares of Common Stock actually being issued upon the exercise of the warrants issued by the Issuer to the reporting person.

(c)           Except as set forth in this Amendment, the reporting person has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.

(d)           No person, other than the reporting person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Amendment.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Amendment, the reporting person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Issuer issued to the reporting person a Warrant to Purchase Shares of Common Stock dated July 31, 2013 that was immediately exercisable for such number of shares of Common Stock as shall equal 1.0913% of the fully diluted outstanding shares of Common Stock (as more fully described in the warrant), which warrant, if fully exercised on the date of the warrant's issuance, would result in the issuance to the reporting person of a total of 690,000 shares of Common Stock upon payment of an aggregate exercise price of $241,500 ($0.35 per share).  As a result of the warrant's antidilution provisions, as of August 21, 2014 the warrant was immediately exercisable for a total of 874,700 shares of Common Stock and on that date the reporting person exercised the warrant with respect to 45,454 shares of Common Stock.  As a result of this exercise the Issuer issued to the reporting person an Amended and Restated Warrant to Purchase Shares of Common Stock dated August 21, 2014 (in replacement of the original warrant and reflecting the remaining underlying shares) that was immediately exercisable for such number of shares of Common Stock as shall equal 1.03459% of the fully diluted outstanding shares of Common Stock (as more fully described in the warrant), which warrant, if fully exercised on the date of the warrant's issuance, would result in the issuance to the reporting person of a total of 829,246 shares of Common Stock upon payment of an aggregate exercise price of $228,951 ($0.276 per share).  After giving effect to the warrant's antidilution provisions, as of April 3, 2015, the warrant remains immediately exercisable for a total of 976,658 shares of Common Stock upon payment of the exercise price of $228,951, subject to further adjustment under the warrant's antidilution provisions.  The warrant is exercisable until July 31, 2017.

The Issuer issued to the reporting person a Warrant to Purchase Shares of Common Stock dated October 1, 2013 that was immediately exercisable for such number of shares of Common Stock as shall equal 0.7278% of the fully diluted outstanding shares of Common Stock (as more fully described in the warrant), which warrant, if fully exercised on the date of the warrant's issuance, would result in the issuance to the reporting person of a total of 498,333 shares of Common Stock upon payment of an aggregate exercise price of $174,416.55 ($0.35 per share).  As a result of the warrant's antidilution provisions, as of April 3, 2015, the warrant remains immediately exercisable for a total of 687,047 shares of Common Stock upon payment of the exercise price of $174,416.55, subject to further adjustment under the warrant's antidilution provisions.  The warrant is exercisable until October 1, 2017.

On December 16, 2013, the reporting person purchased Units from the Issuer for an aggregate purchase price of $2,000,000 pursuant to a Subscription Agreement dated as of December 12, 2013 between the Issuer and the reporting person.  Each Unit was comprised of one share of Common Stock and a warrant exercisable for the purchase of one-half of a share of Common Stock.  The Issuer issued to the reporting person a Warrant to Purchase Shares of Common Stock dated December 16, 2013 that was immediately exercisable for such number of shares of Common Stock as shall equal 2.96% of the fully diluted outstanding shares of Common Stock (as more fully described in the warrant), which warrant, if fully exercised on the date of the warrant's issuance, would result in the issuance to the reporting person of a total of 2,222,222 shares of Common Stock upon payment of an aggregate exercise price of $855,555 ($0.385 per share).  After giving effect to the warrant's antidilution provisions, as of April 3, 2015, the warrant remains immediately exercisable for a total of 2,794,256 shares of Common Stock upon payment of the exercise price of $855,555, subject to further adjustment under the warrant's antidilution provisions.  The warrant is exercisable until December 16, 2016.

The Issuer issued to the reporting person a Warrant to Purchase Shares of Common Stock dated April 23, 2014 that was immediately exercisable for such number of shares of Common Stock as shall equal 1.2129% of the fully diluted outstanding shares of Common Stock (as more fully described in the warrant), which warrant, if fully exercised on the date of the warrant's issuance, would result in the issuance to the reporting person of a total of 969,160 shares of Common Stock upon payment of an aggregate exercise price of $339,206 ($0.35 per share).  After giving effect to the warrant's antidilution provisions, as of April 3, 2015, the warrant remains immediately exercisable for a total of 1,144,984 shares of Common Stock upon payment of the exercise price of $339,206, subject to further adjustment under the warrant's antidilution provisions.  The warrant is exercisable until April 23, 2018.

Item 7. Material to Be Filed as Exhibits

None

[Remainder of this page intentionally has been left blank; signature follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2015
/s/ Paul DeBruce
PAUL DeBRUCE